Exhibit 99.3

NICE to Demonstrate How to Leverage its Security Solutions for
Improved Operations at ASIS

NICE’s integrated security portfolio provides advanced real-time situation management and intelligence that enable organizations to Own the Decisive Moment™

RUTHERFORD, New Jersey, September 5, 2012, NICE Systems (NASDAQ: NICE) today announced that it will showcase its market-leading integrated security solutions at booth 326 at the ASIS International 58th Annual Seminar and Exhibits, taking place September 10-13, at the Pennsylvania Convention Center in Philadelphia, Pennsylvania.

“More organizations today are leveraging their security systems to meet broader operational needs and achieve greater business success,” said Eric Hines, Vice President, Security at NICE. “In order to effectively do so, those systems must be able to identify operational risks, understand what response must be executed, and deliver the right insight and guidance to the right person in order to successfully manage the situation by taking the right action. At ASIS, we will demonstrate how our integrated security portfolio can help customers achieve this and thereby Own the Decisive Moment.”

NICE will present the advanced capabilities of its industry-leading situation management solution, NICE Situator, which improves real-time situation management through data analysis, collaboration and information sharing across the operational chain. New features to be demonstrated include intelligent call-taking capabilities, streamlined task management via smart resource assignment (according to geographical proximity), and mobile interfaces. NICE Situator detects events and initiates response plans based on pre-defined thresholds and extracts precise insights from data streams for informed decision making. These analytic capabilities also support trend and smart reporting that are used to help predict and prevent future situations.

NICE will also demonstrate the latest release of Inform – its multimedia incident information management solution. NICE Inform imports and consolidates data from various sources and now supports video and audio from third-party capture platforms to create 360-degree incident reconstruction for investigations and debriefing, and for defining best practices.

The enterprise-class IP video surveillance system, NiceVision Net 2.5 will also be on display. The latest release includes a video management dashboard that provides an at-a-glance enterprise-wide status view of all locations, and a customized retail banking package featuring a branch dashboard and ATM integration.

Solution demonstrations will take place at the NICE booth, showing viewers how they can enhance existing security systems by incorporating these latest technologies. In addition, NICE Situator will be showcased in the PSIA Systems Interoperability Demo on September 11th at 3:00 p.m. in the Philadelphia Marriott Downtown Hotel, demonstrating its physical security interoperability compliance and dedication to open standards.

On Wednesday, September 12th at 11:00 a.m., Dr. Bob Banerjee, Director of Training and Sales at NICE, will moderate an ASIS educational session titled, “Security Visionaries Explore Best Practices for Today and Plans for Tomorrow.” Panelists will provide a first-hand account of what goes on behind the walls of security control centers. Participants include: Chris Swecker, former FBI Assistant Director and current CEO of Chris Swecker Enterprises, Ed Merkle, Director of Port Security & Emergency Operations for the Virginia Port Authority, and Brian Stephens, Senior VP of Corporate Security at Bank of America.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Hines, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.